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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Miravant Medical Technologies

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

69329P103

(CUSIP Number)

Richard T. Collier
Senior Vice President
and General Counsel
Pharmacia Corporation
100 Route 206 North
Peapack, New Jersey 07977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

NOTE:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746(12-91)

                                  SCHEDULE 13D/A

 CUSIP No. 69329P103                                        PAGE 2 OF 30 PAGES

  1    NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Pharmacia Treasury Services AB

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                           (b) [_]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [_]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Sweden

    NUMBER OF       7    SOLE VOTING POWER
      SHARES                                 360,000
   BENEFICIALLY
     OWNED BY       8    SHARED VOTING POWER
       EACH                                  -0-
    REPORTING
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH                                  360,000

                    10   SHARED DISPOSITIVE POWER
                                             -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       360,000

  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       1.9%

  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO

                                  SCHEDULE 13D/A

 CUSIP No. 69329P103                                        PAGE 3 OF 30 PAGES

  1    NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Pharmacia & Upjohn Company

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                           (b) [_]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [_]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

    NUMBER OF       7    SOLE VOTING POWER
      SHARES                                 125,001
   BENEFICIALLY
     OWNED BY       8    SHARED VOTING POWER
       EACH                                  -0-
    REPORTING
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH                                  125,001

                    10   SHARED DISPOSITIVE POWER
                                             -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       125,001

  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       0.7%

  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO

                                  SCHEDULE 13D/A

 CUSIP No. 69329P103                                        PAGE 4 OF 30 PAGES

  1    NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Pharmacia & Upjohn S.p.A.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                           (b) [_]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [_]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Italy

    NUMBER OF       7    SOLE VOTING POWER
      SHARES                                 1,736,533
   BENEFICIALLY
     OWNED BY       8    SHARED VOTING POWER
       EACH                                  -0-
    REPORTING
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH                                  1,736,533

                    10   SHARED DISPOSITIVE POWER
                                             -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       1,736,533

  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       9.3%

  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO

                                  SCHEDULE 13D/A

 CUSIP No. 69329P103                                        PAGE 5 OF 30 PAGES

  1    NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          Pharmacia & Upjohn AB

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                           (b) [_]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [_]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Sweden

    NUMBER OF       7    SOLE VOTING POWER
      SHARES                                 2,096,533
   BENEFICIALLY
     OWNED BY       8    SHARED VOTING POWER
       EACH                                  -0-
    REPORTING
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH                                  2,096,533

                    10   SHARED DISPOSITIVE POWER
                                             -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       2,096,533

  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       11.2%

  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO

                                  SCHEDULE 13D/A

 CUSIP No. 69329P103                                        PAGE 6 OF 30 PAGES

  1    NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Pharmacia & Upjohn Holdings B.V.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                           (b) [_]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [_]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Netherlands

    NUMBER OF       7    SOLE VOTING POWER
      SHARES                                 2,096,533
   BENEFICIALLY
     OWNED BY       8    SHARED VOTING POWER
       EACH                                  -0-
    REPORTING
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH                                  2,096,533

                    10   SHARED DISPOSITIVE POWER
                                             -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       2,096,533

  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       11.2%

  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       OO

                                  SCHEDULE 13D/A

 CUSIP No. 69329P103                                        PAGE 7 OF 30 PAGES

  1    NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         Pharmacia & Upjohn, Inc.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                           (b) [_]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [_]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

    NUMBER OF       7    SOLE VOTING POWER
      SHARES                                 2,221,534
   BENEFICIALLY
     OWNED BY       8    SHARED VOTING POWER
       EACH                                  -0-
    REPORTING
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH                                  2,221,534

                    10   SHARED DISPOSITIVE POWER
                                             -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       2,221,534

  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       11.8%

  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO

                                  SCHEDULE 13D/A

 CUSIP No. 69329P103                                        PAGE 8 OF 30 PAGES

  1    NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Pharmacia Corporation

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                           (b) [_]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [_]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

    NUMBER OF       7    SOLE VOTING POWER
      SHARES                                 2,221,534
   BENEFICIALLY
     OWNED BY       8    SHARED VOTING POWER
       EACH                                  -0-
    REPORTING
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH                                  2,221,534

                    10   SHARED DISPOSITIVE POWER
                                             -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       2,221,534

  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       11.8%

  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO,HC

CUSIP No. 69329P103	PAGE 9 OF 30 PAGES

                Pharmacia & Upjohn AB (formerly Pharmacia AB), a Swedish corporation (“P&U AB”), Pharmacia & Upjohn S.p.A. (formerly Pharmacia S.p.A.), an Italian corporation (“P&U S.p.A.”), Pharmacia & Upjohn Company, a Delaware corporation (“P&U Co.”), Pharmacia & Upjohn Holdings BV, a “check the box” entity incorporated in the Netherlands (“P&U BV”), and Pharmacia & Upjohn, Inc. (“P&U Inc.” and, collectively with P&U AB, P&U S.p.A., P&U Co. and P&U BV, the “Original Reporting Persons”), Pharmacia Treasury Services AB (formerly Pharmacia & Upjohn Treasury Services AB), a Swedish corporation (“Pharmacia Treasury”), and Pharmacia Corporation (formerly Monsanto Company), a Delaware corporation (“PHA” and, collectively with Pharmacia Treasury and the Original Reporting Persons, the “Reporting Persons”) hereby amend the report on Schedule 13D (the “Original Schedule 13D”) filed by the Original Reporting Persons on March 1, 1999, as amended by the reports on Schedule 13D/A filed by the Original Reporting Persons and Pharmacia Treasury on December 15, 1999 and by the Reporting Persons on April 10, 2000 (such amendments, together with the Original Schedule 13D, the “Schedule 13D”), with respect to shares of Common Stock, par value $.01 per share (the “Shares”), of Miravant Medical Technologies (formerly PDT, Inc.), a Delaware corporation (“Miravant”), beneficially owned by them. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D.

ITEM 2.   Identity and Background

                Item 2 of the Schedule 13D is amended as follows:

                The name, residence or business address, present principal occupation or employment, and the citizenship of each director and executive officer of (i) P&U S.p.A. is set forth in Schedule I hereto and incorporated herein by reference, (ii) P&U Co. is set forth in Schedule II hereto and incorporated herein by reference, (iii) Pharmacia Treasury is set forth in Schedule III hereto and incorporated herein by reference and (iv) PHA is set forth in Schedule IV hereto and incorporated herein by reference.

                None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed in Schedule I, II, III or IV has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 69329P103	PAGE 10 OF 30 PAGES

                This Item 2 is qualified in its entirety by reference to Schedules I, II, III and IV which are incorporated herein by reference.

ITEM 3.   Source and Amount of Funds or Other Consideration

                Item 3 of the Schedule 13D is amended to include the following:

                On May 23, 2000, pursuant to the terms of the Credit Agreement, Miravant borrowed $7,500,000 from Pharmacia Treasury, which was paid to Miravant by Pharmacia Treasury with funds from its working capital. Pursuant to the terms of the Credit Agreement, Miravant issued to Pharmacia Treasury a warrant for 120,000 Shares at an exercise price of $20.615 per Share and expiring May 23, 2005, which represented a price equal to 140% of the average closing bid prices of the Common Stock for the ten trading days immediately preceding May 5, 2000. The form of warrant certificate issued to Pharmacia Treasury is attached to the Warrant Agreement as Exhibit A.

                None of the persons listed on Schedule I, II, III or IV has contributed any funds or other consideration towards the purchase of the Shares reported in this statement.

ITEM 4.  Purpose of Transaction

                Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

                The Shares described by this statement were acquired for investment purposes. Other than as set forth herein, the Reporting Persons do not have plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of Schedule 13D other than the following:

(i)	The Credit Agreement provides that the aggregate outstanding principal of the loans shall be repaid in full, together with any accrued interest as of the date of repayment, not later than the Maturity Date. On the Maturity Date and subject to certain conditions, Miravant may, at its option, repay all or a portion of the aggregate principal of the loans, together with any accrued interest as of the Maturity Date, in Shares. The number of Shares issued to Pharmacia Treasury Services or one of its affiliates will vary depending on the market price of the Shares preceding the time of repayment and the principal amount of borrowings repaid.

CUSIP No. 69329P103	PAGE 11 OF 30 PAGES

(ii)	The Credit Agreement provides that Miravant will issue to Pharmacia Treasury or one of its affiliates, in respect of each $62.50 in principal amount of loans extended under the Credit Agreement, one warrant to purchase Common Stock of Miravant having the terms set forth in the Warrant Agreement. Miravant has borrowed the full $22,500,000 available under the Credit Agreement and Pharmacia Treasury has received an aggregate of 360,000 Warrants. The form of each warrant certificate issued to Pharmacia Treasury is attached to the Warrant Agreement as Exhibit A. See Item 3.

(iii)	The Warrant Agreement provides that (a) Miravant is entitled to purchase any Warrant issued pursuant to the Credit Agreement and Warrant Agreement should the average closing price for the Shares over any consecutive 30 trading days exceed the exercise price for such Warrant, and (b) at such time as a Reporting Person seeks to exercise a Warrant, Miravant has the right, in its sole discretion, to pay a certain cash amount in lieu of delivering the Shares issuable in respect thereof. See Item 6.

(iv)	See Item 6 for a discussion of the anti-dilution provisions of Shares issuable upon exercise of the Warrants that may result in the acquisition of additional Shares by the Reporting Persons.

         The foregoing discussion is qualified in its entirety by reference to the Stock Purchase Agreement, the 1994 Stock Purchase Agreement, the PDT Warrant, the Equity Investment Agreement, the Warrant Agreement, the Registration Rights Agreement and the Credit Agreement, which were either filed as exhibits or incorporated by reference as exhibits to the Schedule 13D, each of which is incorporated by reference in their entirety into this Item 4.

(v)	Miravant and P&U Inc. (collectively, the “Parties”) have entered into a nonbinding letter of intent, dated as of January 19, 2001 (the “Nonbinding Letter of Intent” and attached hereto as Exhibit J), which states that:

(1)	The Parties contemplate that P&U Inc. or one of its affiliates would permit Miravant to borrow up to $20 million (consisting of two tranches of $10 million each) after January 1, 2002 pursuant to a credit agreement (the “New Credit Agreement”) and security agreement (the “New Security Agreement” and, collectively with the New Credit Agreement, the “New Agreements”) to be negotiated between the

CUSIP No. 69329P103	PAGE 12 OF 30 PAGES

Parties. Miravant’s ability to borrow funds under the second $10 million tranche would be conditioned upon the Products (as defined in the Amended and Restated Ophthalmology Development & License Agreement, dated February 18, 1999, between Pharmacia & Upjohn AB and Miravant) meeting the primary endpoints in both of the two ongoing pivotal clinical trials with tin ethyl etiopurpurin in age-related macular degeneration (as such endpoints are defined in the protocols as amended to the date hereof). The maximum quarterly loan amount under the New Credit Agreement would be $4 million. The interest rate and maturity date for loans extended pursuant to the New Credit Agreement and the financial covenants to be contained in the New Credit Agreement will be negotiated by the Parties. The Parties contemplate that (except to the extent set forth in the Nonbinding Letter of Intent) other terms of the New Agreements will be substantially similar to or identical to the terms of the Credit Agreement, and the Security Agreement (collectively, the “Old Agreements”), as the case may be. The Old Agreements would not be amended, modified or changed.

(2)	The Parties contemplate that contemporaneously with, and as a condition to, the execution and delivery of the New Agreements, the Parties would enter into contractual arrangements providing P&U Inc. with additional protections, in form and substance satisfactory to P&U Inc., to ensure P&U Inc.’s ability to (i) obtain sufficient quantities of tin ethyl etiopurpurin having appropriate specifications on a timely and an ongoing basis, and (ii) prepare on a timely basis the CMC section of the NDA for Products, in each case regardless of the operating status or financial condition of Miravant. Such protections may include, without limitation, (i) transferring ownership or leasehold interest to P&U Inc. or one of its affiliates of the manufacturing facilities operated by Miravant in connection with the manufacture of tin ethyl etiopurpurin (the “Facility”), (ii) granting P&U Inc. and its affiliates the right to enter, take possession of and operate the Facility, and/or (iii) transferring to P&U Inc. knowhow and other items of intellectual property as are reasonably necessary to enable P&U Inc. to manufacture tin ethyl etiopurpurin.

CUSIP No. 69329P103	PAGE 13 OF 30 PAGES

(3)	The Parties contemplate that contemporaneously with, and as a condition to, the execution and delivery of the New Agreements, the Parties would enter into contractual arrangements providing P&U Inc. with additional protections, in form and substance satisfactory to P&U Inc., to ensure P&U Inc.’s ability to (i) obtain sufficient quantities of the PhotoPoint light delivery device having appropriate specifications regardless of the operating status or financial condition of Miravant. Such protections may include, without limitation, provisions for the assignment to P&U Inc. or one of its affiliates of all of Miravant’s rights and obligations under any of the existing agreements between Miravant and Iridex Corporation regarding the manufacture and supply of the PhotoPoint light delivery device. In such a case Miravant would agree to use its best efforts to secure from Iridex Corporation any required consents regarding such assignments. In addition, Miravant would provide to P&U Inc. sufficient training regarding the handling and use of the PhotoPoint device.

(4)	The Parties contemplate that it would be a condition precedent to the execution and delivery of the New Agreements that Miravant furnish to P&U Inc. an annual budget for calendar year 2001 (the “Revised Budget”), which shall be reasonably acceptable to P&U Inc. and shall provide for a 15% or greater reduction in Miravant’s “burn rate” (excluding new borrowings and any reimbursement of research and development expenditures by P&U Inc. or its affiliates) in calendar year 2001, compared to calendar year 2000, and will otherwise be designed to ensure Miravant’s viability as a going concern through the end of calendar year 2001. The Parties contemplate that it would be a condition precedent to both the effectiveness of the New Credit Agreement and Miravant’s ability to borrow funds under the New Credit Agreement that Miravant’s “burn rate” (excluding new borrowings and any reimbursement of research and development expenditures by P&U Inc. or its affiliates) in calendar year 2001 not have exceeded the level set forth in the Revised Budget.

(5)	The Parties contemplate that definitive agreements with respect to the matters set forth in this Letter will be negotiated, executed and delivered within thirty (30) calendar days following the date of the Nonbinding Letter of Intent.

CUSIP No. 69329P103	PAGE 14 OF 30 PAGES

(6)	Unless and until definitive agreements between the Parties with respect to the matters set forth in the Nonbinding Letter of Intent are executed and delivered, neither P&U Inc. nor Miravant will be under any legal obligation of any kind whatsoever with respect to the matters set forth in the Nonbinding Letter of Intent, except as provided in the Nonbinding Letter of Intent.

                The foregoing discussion is qualified in its entirety by reference to the Nonbinding Letter of Intent, which is filed as Exhibit J hereto, and which is incorporated by reference in its entirety into this Item 4.

                Each Reporting Person expects to evaluate on an ongoing basis Miravant’s financial condition, business operations and prospects, market price of the Shares, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional Shares or securities convertible or exchangeable for Shares; may dispose of Shares; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such Shares. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act and the contractual restrictions described in Item 6. To the knowledge of each Reporting Person, each of the persons listed on Schedules I, II, III and IV may make the same evaluation and reserve the same rights.

ITEM 5.   Interest in Securities of the Issuer

                Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

                (a)  The percentage interest held by each Reporting Person presented below is based on the number of Shares reported to be outstanding as of October 30, 2000 in Miravant’s Quarterly Report on Form 10-Q, for the fiscal quarter ended September 30, 2000, filed November 14, 2000, as adjusted to give effect to the issuance of the Shares issued pursuant to the 360,000 warrants issued to Pharmacia Treasury in connection with the loans made to Miravant on June 9, 1999, December 13, 1999 and May 23, 2000 (the “Outstanding Shares”).

                P&U Co. beneficially owns 125,001 Shares, representing approximately 0.7% of the Outstanding Shares.

CUSIP No. 69329P103	PAGE 15 OF 30 PAGES

                P&U S.p.A. beneficially owns 1,736,533 Shares, representing approximately 9.3% of the Outstanding Shares.

                Pharmacia Treasury beneficially owns 360,000 Shares, representing approximately 1.9% of the Outstanding Shares.

                P&U AB may be deemed to beneficially own 2,096,533 Shares, representing approximately 11.2% of the Outstanding Shares.

                P&U BV may be deemed to beneficially own 2,096,533 Shares, representing approximately 11.2% of the Outstanding Shares.

                P&U Inc. may be deemed to beneficially own 2,221,534 Shares, representing approximately 11.8% of the Outstanding Shares.

                PHA may be deemed to beneficially own 2,221,534 Shares, representing approximately 11.8% of the Outstanding Shares.

                None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed in Schedules I, II, III, IV, and V beneficially owns any Shares other than as set forth herein.

                (b)  Each Reporting Person has the power to vote or direct the vote and dispose or direct the disposition of the Shares beneficially owned by such Reporting Persons as indicated in pages 2 through 8 above.

                (c)  Except as described herein, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I, II, III or IV has been party to any transaction in Shares during the past sixty days.

                (d)  No other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of Shares.

                (e)   Not Applicable.

                The foregoing discussion is qualified in its entirety by reference to the Stock Purchase Agreement, the 1994 Stock Purchase Agreement, the PDT Warrant, the Equity Investment Agreement, the Registration Rights Agreement, the Warrant Agreement, the Credit Agreement and the Nonbinding Letter of Intent each of which is incorporated herein by reference.

CUSIP No. 69329P103	PAGE 16 OF 30 PAGES

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

                Paragraph (e) of Item 6 of the Schedule 13D is amended in its entirety as follows:

(e)	The Credit Agreement, under which, subject to the terms and conditions of such Credit Agreement, Pharmacia Treasury agreed to lend to Miravant, for general corporate purposes, an aggregate amount not to exceed $22,500,000, in the form of up to six term loans, with not more than one such term loan to be made in each of the six calendar quarters between January 1, 1999 and June 30, 2000. Miravant will issue to Pharmacia Treasury or one of its affiliates, in respect of each $62.50 in principal amount of loans extended under the Credit Agreement, one warrant to purchase Common Stock of Miravant having the terms set forth in the Warrant Agreement. Miravant has borrowed the full $22,500,000 available under the Credit Agreement and, as described in Item 3, Pharmacia Treasury has acquired 360,000 Warrants. Moreover, pursuant to the Credit Agreement and subject to certain conditions, on the Maturity Date, Miravant may, at its option, repay any amounts borrowed under the Credit Agreement with a number of Shares that will vary depending on the market price of the Shares at the time of repayment and the principal amount of borrowings repaid.

                Item 6 of the Schedule 13D is amended to include the following:

(h)	The Parties have entered into the Nonbinding Letter of Intent, which states that:

(1)	The Parties contemplate that P&U Inc. or one of its affiliates would permit Miravant to borrow up to $20 million (consisting of two tranches of $10 million each) after January 1, 2002 pursuant to the New Agreements to be negotiated between the Parties. Miravant’s ability to borrow funds under the second $10 million tranche would be conditioned upon the Products meeting the primary endpoints in both of the two ongoing pivotal clinical trials with tin ethyl etiopurpurin in age-related macular degeneration (as such endpoints are defined in the protocols as amended to the date hereof). The maximum quarterly loan amount under the New Credit Agreement would be $4 million. The interest rate and maturity date for loans extended pursuant to the New Credit Agreement and the financial covenants to be

CUSIP No. 69329P103	PAGE 17 OF 30 PAGES

contained in the New Credit Agreement will be negotiated by the Parties. The Parties contemplate that (except to the extent set forth in the Nonbinding Letter of Intent) other terms of the New Agreements will be substantially similar to or identical to the terms of the Old Agreements, as the case may be. The Old Agreements would not be amended, modified or changed.

(2)	The Parties contemplate that contemporaneously with, and as a condition to, the execution and delivery of the New Agreements, the Parties would enter into contractual arrangements providing P&U Inc. with additional protections, in form and substance satisfactory to P&U Inc., to ensure P&U Inc.’s ability to (i) obtain sufficient quantities of tin ethyl etiopurpurin having appropriate specifications on a timely and an ongoing basis, and (ii) prepare on a timely basis the CMC section of the NDA for Products, in each case regardless of the operating status or financial condition of Miravant. Such protections may include, without limitation, (i) transferring ownership or leasehold interest to P&U Inc. or one of its affiliates of the Facility, (ii) granting P&U Inc. and its affiliates the right to enter, take possession of and operate the Facility, and/or (iii) transferring to P&U Inc. knowhow and other items of intellectual property as are reasonably necessary to enable P&U Inc. to manufacture tin ethyl etiopurpurin.

(3)	The Parties contemplate that contemporaneously with, and as a condition to, the execution and delivery of the New Agreements, the Parties would enter into contractual arrangements providing P&U Inc. with additional protections, in form and substance satisfactory to P&U Inc., to ensure P&U Inc.’s ability to (i) obtain sufficient quantities of the PhotoPoint light delivery device having appropriate specifications regardless of the operating status or financial condition of Miravant. Such protections may include, without limitation, provisions for the assignment to P&U Inc. or one of its affiliates of all of Miravant’s rights and obligations under any of the existing agreements between Miravant and Iridex Corporation regarding the manufacture and supply of the PhotoPoint light delivery device. In such a case Miravant would agree to use its best efforts to secure from Iridex Corporation any required

CUSIP No. 69329P103	PAGE 18 OF 30 PAGES

consents regarding such assignments. In addition, Miravant would provide to P&U Inc. sufficient training regarding the handling and use of the PhotoPoint device.

(4)	The Parties contemplate that it would be a condition precedent to the execution and delivery of the New Agreements that Miravant furnish to P&U Inc. the Revised Budget, which shall be reasonably acceptable to P&U Inc. and shall provide for a 15% or greater reduction in Miravant’s “burn rate” (excluding new borrowings and any reimbursement of research and development expenditures by P&U Inc. or its affiliates) in calendar year 2001, compared to calendar year 2000, and will otherwise be designed to ensure Miravant’s viability as a going concern through the end of calendar year 2001. The Parties contemplate that it would be a condition precedent to both the effectiveness of the New Credit Agreement and Miravant’s ability to borrow funds under the New Credit Agreement that Miravant’s “burn rate” (excluding new borrowings and any reimbursement of research and development expenditures by P&U Inc. or its affiliates) in calendar year 2001 not have exceeded the level set forth in the Revised Budget.

(5)	The Parties contemplate that definitive agreements with respect to the matters set forth in this Letter will be negotiated, executed and delivered within thirty (30) calendar days following the date of the Nonbinding Letter of Intent.

(6)	Unless and until definitive agreements between the Parties with respect to the matters set forth in the Nonbinding Letter of Intent are executed and delivered, neither P&U Inc. nor Miravant will be under any legal obligation of any kind whatsoever with respect to the matters set forth in the Nonbinding Letter of Intent, except as provided in the Nonbinding Letter of Intent.

         The foregoing discussion is qualified in its entirety by reference to the Stock Purchase Agreement, the 1994 Stock Purchase Agreement, the PDT Warrant, the Equity Investment Agreement, the Registration Rights Agreement, the Warrant Agreement, the Credit Agreement and the Nonbinding Letter of Intent each of which is incorporated herein by reference.

CUSIP No. 69329P103	PAGE 19 OF 30 PAGES

ITEM 7.   Material to be filed as Exhibits

                Item 7 of the Schedule 13D is amended to include the following:

Exhibit No.	Exhibit Description

J	Nonbinding Letter of Intent, dated as of January 19, 2001

CUSIP No. 69329P103	PAGE 20 OF 30 PAGES

SIGNATURE

                After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2001

                                                    PHARMACIA TREASURY SERVICES AB

                                                    By: /s/ Sofi Eriksson
                                                       ----------------------------
                                                       Title: Director

                                                    PHARMACIA & UPJOHN COMPANY

                                                    By: /s/ Don  W. Schmitz
                                                       ----------------------------
                                                       Title: Secretary

                                                    PHARMACIA & UPJOHN S.p.A.

                                                    By: /s/ Francesco Granata
                                                       ----------------------------
                                                       Title: Managing Director

                                                    PHARMACIA & UPJOHN AB

                                                    By: /s/ Hakan Astrom
                                                       ----------------------------
                                                       Title: Managing Director

CUSIP No. 69329P103	PAGE 21 OF 30 PAGES

                                                    PHARMACIA & UPJOHN HOLDINGS B.V.

                                                    By: /s/ Wim Kuiper
                                                       ----------------------------
                                                       Title: Director

                                                    PHARMACIA & UPJOHN, INC.

                                                    By: /s/ Don  W. Schmitz
                                                       ----------------------------
                                                       Title: Secretary

                                                    PHARMACIA CORPORATION

                                                    By: /s/ Don  W. Schmitz
                                                       ----------------------------
                                                       Title: Secretary

CUSIP No. 69329P103	PAGE 22 OF 30 PAGES

SCHEDULE I

                Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia & Upjohn S.p.A.:

Board of Directors:

Francesco Granata
Managing Director and Chairman
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship: Italy

Emanuele Barie
Director and Secretary to the Board
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship: Italy

Silvio Mandelli
Director
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship: Italy

Marcello Portesi
Director
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship: Italy

Nicola Melillo
Director
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship: Italy

Executive Officers:

Francesco Granata
Managing Director and President
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship: Italy

CUSIP No. 69329P103	PAGE 23 OF 30 PAGES

SCHEDULE II

                Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia & Upjohn Company:

Board of Directors:

Fred Hassan
Chief Executive Officer, Pharmacia Corporation
Pharmacia Corporation
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
Pharmacia Corporation
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

Richard T. Collier
Senior Vice President and General Counsel
Pharmacia Corporation
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

Executive Officers:

Fred Hassan
President and Chief Executive Officer
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

Goran A. Ando, M.D.
Executive Vice President
100 Route 206 North
Peapack, NJ 07977
Citizenship: Sweden

CUSIP No. 69329P103	PAGE 24 OF 30 PAGES

Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

Timothy G. Rothwell
Executive Vice President
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

Hakan Astrom
Senior Vice President
100 Route 206 North
Peapack, NJ 07977
Citizenship: Sweden

Richard T. Collier
Senior Vice President and Assistant Secretary
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

Carrie Smith Cox
Senior Vice President
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

CUSIP No. 69329P103	PAGE 25 OF 30 PAGES

SCHEDULE III

                Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia Treasury Services AB:

Board of Directors:

Per Aberg
Pharmacia & Upjohn AB
S-171 97 Stockholm, Sweden
Citizenship: Sweden

Sofi Eriksson
Pharmacia & Upjohn AB
S-171 97 Stockholm, Sweden
Citizenship: Sweden

Executive Officers:

Sofi Eriksson
Managing Director
Pharmacia & Upjohn AB
S-171 97 Stockholm, Sweden
Citizenship: Sweden

CUSIP No. 69329P103	PAGE 26 OF 30 PAGES

SCHEDULE IV

                Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia Corporation:

Board of Directors:

Frank C. Carlucci
Chairman, The Carlyle Group
Suite 220S
1001 Pennsylvania Avenue, N.W.
Washington, DC 20004-2505
Citizenship: United States

M. Kathryn Eickhoff
President, Eickhoff Economics
Suite 502
670 Broadway
New York, NY 10012
Citizenship: United States

Fred Hassan
Chief Executive Officer, Pharmacia Corporation
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

Michael Kantor
Partner, Mayer, Brown, & Platt
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

Gwendolyn S. King
Retired Senior Vice President,
Corporate and Public Affairs, PECO
Energy Company
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

Philip Leder
Chairman, Department of Genetics,
Harvard Medical School, and Senior
Investigator,
Howard Hughes
Medical Institute
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

CUSIP No. 69329P103	PAGE 27 OF 30 PAGES

R.L. Berthold Lindqvist
Former President & CEO, Gambro AB
Gamlegardsvagen 50
S-216 20 Malmo, Sweden
Citizenship: Sweden

Olof Lund
Chairman, Enator AB
Lojtnantsgatan 21
S-115 93 Stockholm, Sweden
Citizenship: Sweden

C. Steven McMillan
President and CEO, Sara Lee Corporation
Suite 4600
Three First National Plaza
70 W. Madison
Chicago, IL 60602
Citizenship: United States

William U. Parfet
Co-Chairman, MPI Research
54943 N. Main Street
Mattawan, MI 49071
Citizenship: United States

Jacobus F.M. Peters
Retired Chairman of the Executive Board
and Chief Executive Officer, Aegon N.V.
Dennenlaan 15
2244 AK Wassenaar
The Netherlands
Citizenship: The Netherlands

John S. Reed
Chairman and Co-Chief Executive Officer,
Citigroup Inc.
153 E. 53rd Street, 4th Floor
New York, NY 10043
Citizenship: United States

Ulla B. Reinius
President, Finansfakta R. AB
Sibyllegatam 5
S-114 51 Stockholm, Sweden
Citizenship: Sweden

John E. Robson
Senior Advisor, Robertson Stephens Inc.
555 California Street
San Francisco, CA 94104
Citizenship: United States

CUSIP No. 69329P103	PAGE 28 OF 30 PAGES

William D. Ruckelhaus
Principal, Madrona Investment Group L.L.C.
1000 Second Avenue, Suite 3700
Seattle, WA 98104
Citizenship: United States

Bengt I. Samuelsson
Professor, Karolinska Institutet
Department of MBB, Div. Chemistry II
Karolinska Institutet, Solna
S-171 77 Stockholm, Sweden
Citizenship: Sweden

Robert B. Shapiro
Chairman of the Board of Directors,
Pharmacia Corporation
Suite 900
200 World Trade Center-Chicago
Chicago, Il 60654-1001
Citizenship: United States

CUSIP No. 69329P103	PAGE 29 OF 30 PAGES

Executive Officers:

Fred Hassan
Chief Executive Officer
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

Philip Needleman
Senior Executive Vice President,
Chief Scientific Officer, and
Chairman, Research & Development
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

Goran A. Ando, M.D.
Executive Vice President and
President, Research and Development
100 Route 206 North
Peapack, NJ 07977
Citizenship: Sweden

Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

Timothy G. Rothwell
Executive Vice President and President,
Global Pharmaceutical Operations
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

Hakan Astrom
Senior Vice President,
Investor Relations and Strategy
100 Route 206 North
Peapack, NJ 07977
Citizenship: Sweden

CUSIP No. 69329P103	PAGE 30 OF 30 PAGES

Richard T. Collier
Senior Vice President and General Counsel
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

Carrie Smith Cox
Executive Vice President and
Head, Global Business Management
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

Stephen P. MacMillan
Sector Vice President, Global
Specialty Operations
President and COO, Sara Lee Corporation
Suite 4600
Three First National Plaza
70 W. Madison
Chicago, IL 60602
Citizenship: United States

Birgitta Klasen
Senior Vice President, Information
Technology
100 Route 206 North
Peapack, NJ 07977
Citizenship: Sweden

Paul Matson
Senior Vice President, Human Resources
100 Route 206 North
Peapack, NJ 07977
Citizenship: United States

INDEX TO EXHIBITS

Exhibit Numbers	Exhibit

99.2	Nonbinding Letter of Intent, dated as of January 19, 2000